

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 21, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: DEREK OIL & GAS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 24981Q105/CA24981Q1054/COMMON
3.	CUSIP/Class of Security entitled to vote	: 24981Q105/CA24981Q1054/COMMON
4.	Record Date for Notice	: 12/08/2005
5.	Record date for Voting	: 12/08/2005
6.	Beneficial Ownership determination date	: 12/08/2005
7.	Meeting Date	: 23/09/2005
8.	Meeting Location	: Vancouver

Regards,

Jeremy Ohlback
Client Services
Tel: 604.661.9400 Ext 4097
Fax: 604.661.9401